O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: son@stockslaw.com

File #4381
April 22, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Ms. Janice McGuirk, Financial Analyst

Dear Madam:

RE:	SOUTHRIDGE ENTERPRISES INC. (the “Company”)
	-	Registration Statement on Form SB-2
	-	Originally Filed October 13, 2004, as amended December 2, 2004, January 14, 2005 and March 7, 2005
	-	SEC File Number 333-119729

We write on behalf of Southridge Enterprises Inc. (the “Company”) in response to your comment letter dated April 4, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Amendment No. 4 to the Company’s Form SB-2 (the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

DESCRIPTION OF PROPERTY AND LOCATION OF HILLTOP MINERAL CLAIMS

WE NOTE THAT THE COMPANY NEEDED TO FILE A CONFIRMATION OF THE COMPLETION OF EXPLORATION WORK OR MAKE A PAYMENT IN LIEU OF EXPLORATION WORK BY MARCH 20, 2005. IF THE COMPANY FAILED TO DO ONE OR THE OTHER, THE MINERAL CLAIMS WOULD HAVE LAPSE ON MARCH 20, 2005. PLEASE UPDATE THE STATUS IN THIS REGARD. IF A CONFIRMATION OF COMPLETION OF EXPLORATION WORK WAS FILED, PLEASE FILE A COPY OF THAT CONFIRMATION AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

In response to this comment, the Company filed a work statement on March 18, 2005 extending the Company’s mineral claims until March 20, 2006. The Amended Form SB-2 has been updated to reflect this and the work statement has been added as an exhibit to the Amended Form SB-2. Please see Exhibit 10.4 to the Amended Form SB-2.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Ms. Janice McGuirk

MANAGEMENT’S DISCUSSION AND ANALYSIS

IN THE DISCLOSURE IMMEDIATELY FOLLOWING THE FIRST TABLE, YOU QUANTIFY REMAINING ESTIMATED COSTS OF THIS OFFERING AT $15,000. HOWEVER, UNDER THE SUBHEADING “OTHER EXPENSES” YOU SAY SOUTHRIDGE HAS SPENT $25,022 OF THE ESTIMATED $27,022 COST OF THIS OFFERING. PLEASE RECONCILE AS APPROPRIATE.

PLEASE EXPAND “OPERATING EXPENSES” TO DESCRIBE AND QUANTIFY THE PRINCIPAL EXPENSES COMPRISING THE $30,000 LEGAL AND PROFESSIONAL FEES DURING THE QUARTER ENDED NOVEMBER 30, 2004. THE $30,000 AMOUNT WHEN COMBINED WITH SIMILAR EXPENSES THROUGH AUGUST 31, 2004 TOTAL $59,000, WHICH FAR EXCEEDS THE ESTIMATED COST OF THE OFFERING. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN. FURTHER, PLEASE EXPLAIN THE ONGOING IMPACT OF THESE FEES. IN THIS REGARD, PLEASE EXPLAIN THE BASIS FOR THE $10,000 IN ESTIMATED FEES OVER THE NEXT 12 MONTHS.

In response to this comment, the Company has spent $25,022 of the estimated $27,022 cost of the offering and has reconciled the disclosure on page 30 of the Amended Form SB-2 to reflect this. The legal and professional fees incurred from inception to August 31, 2004 related to the cost of incorporating the Company and its subsidiaries, drafting its property purchase agreements, and completing its offering documents for its equity offerings and advising on both Canadian and US laws in connection therewith. The $20,000 in legal fees incurred during the quarter ended November 30, 2004 are the legal expenses of the offering. Because the Company’s Form SB-2 registration statement was substantially completed at the end of the quarter, the Company accrued this amount as legal expenses in the quarterly financial statements. Accordingly, the total legal costs for the offering are the $20,000 accrued and not $59,000. The estimated $10,000 in legal expenses over the next twelve months relate to estimated legal costs for preparing periodic filings during the period.

LIQUIDITY AND CAPITAL RESOURCES

PLEASE DISCLOSE THE PAYMENT SCHEDULE OF YOUR ACCOUNTS PAYABLE.

In response to this comment, the Company has added a payment schedule of its accounts payable to February 28, 2005 under the heading “Liquidity and Capital Resources”.

Please note that the Company has included the financial statements for the period ended February 28, 2005 in the Amended Form SB-2 and has updated the disclosure in the Amended Form SB-2 accordingly.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O'NEILL

SON/clk

Enclosures

cc:	Southridge Enterprises Inc.
Attn: Mr. Vernon Samaroo, President